EXHIBIT 99.3

MURPHY OIL CORPORATION

STOCK OPTION

Stock Option Number:	Name of Optionee:	Number of Shares of Stock Subject to this Option:	Option Price Per Share:

This Stock Option granted on and dated             , 200    , by Murphy Oil Corporation, a Delaware corporation (the Company), pursuant to and for the purposes of the Stock Plan for Non-Employee Directors (the Plan) adopted by the stockholders of the Company on May 14, 2003, subject to the provisions set forth herein and in the Plan.

1. The Company hereby grants to the individual named above (the Optionee) an option to purchase from the Company shares of the $1.00 par value Common Stock of the Company up to the maximum number and at the option price per share set forth above, payable in currency of the United States of America, or by transfer of shares of Common Stock of the Company or by a combination of cash and stock.

2. Subject to paragraph 3 below and in accordance with the Plan, this option will become exercisable and mature in three equal annual installments commencing on the first anniversary of the date of grant and annually thereafter or in accordance with the Plan in the event of termination of Board Membership prior to the third anniversary of issuance. This option shall not be exercisable whenever the purchase or delivery of shares under it would be a violation of any applicable law, rule or regulation.

3. This option shall become exercisable in full immediately upon a Change in Control as defined by the Plan.

4. This option shall expire ten years from its date of issuance or sooner in the event of termination of Board Membership as described in the Plan.

5. In the event of any relevant change in the capitalization of the Company subsequent to the date of this grant and prior to its exercise, the number of shares and purchase price will be adjusted to reflect that change.

6. This option is not assignable except as provided in the case of death and is not subject in whole or in part to attachment, execution or levy of any kind. If this option is exercisable after the Optionee dies, it is exercisable by his/her designated beneficiary or, if there is no designated beneficiary, by the executor or administrator of his/her estate.

7. When this option is exercisable as to any number of shares, it can be exercised for that number of shares or any lesser number. Every share purchased through the exercise of this option shall be paid for in accordance with paragraph 1 above.

8. This option shall be exercised in writing and in accordance with such administrative regulations or requirements as may be stipulated from time to time by the Executive Compensation Committee of the Board of Directors.

Attest:	MURPHY OIL CORPORATION

By